Item 9 (c)(4)
                  EMPLOYMENT AND BONUS AGREEMENT


     EMPLOYMENT AND BONUS AGREEMENT ("Agreement") made and entered into as of this 7th day of November, 1996 by and between RICHARDSON ELECTRONICS, LTD., a corporation with its principal place of business located at 40 W 267 Keslinger Road, LaFox, IL 60147 (the "Employer"), and BRUCE W. JOHNSON, an individual whose current residence is located at 5838 Teal Lane, Long Grove, IL 60047 ("Employee").

                             RECITALS

     WHEREAS, the Employer desires to employ Employee as its President and Chief Operating Officer upon the terms and conditions stated herein; and

     WHEREAS, Employee desires to be so employed by the Employer at the salary and benefits provided for herein; and

     WHEREAS, Employee acknowledges and understands that during the course of his employment, Employee will become familiar with certain confidential information of the Employer which is exceptionally valuable to the Employer and vital to the success of the Employer's business; and

     WHEREAS, the Employer and Employee desire to protect such confidential information from disclosure to third parties or its use to the detriment of the Employer; and

     WHEREAS, the Employee acknowledges that the likelihood of disclosure of such confidential information would be substantially reduced, and that legitimate business interests of the Employer would be protected, if Employee refrains from competing with the Employer and from soliciting its customers and employees during and following the term of the Agreement, and Employee is willing to covenant that he will refrain from such actions.

     NOW THEREFORE, in consideration of the promises and of the mutual covenants and agreements hereinafter set forth, the parties hereto acknowledge and agree as follows:

                           ARTICLE ONE

                  NATURE AND TERM OF EMPLOYMENT

     1.01 Employment.  The Employer hereby agrees to employ
Employee and Employee hereby accepts employment as the Employer's
President and Chief Operating Officer.

     1.02 Term of Employment. Employee's employment pursuant to this Agreement shall commence on November 12, 1996, or such earlier date as may be agreed upon by Employee and the Employer and, subject to the provisions of Article Four, the term of such employment (the "Employment Term") shall continue indefinitely from such commencement date on an "at will" basis.

     1.03 Duties. The duties of Employee shall be as determined by the Employer's Board of Directors (the "Board") consistent with his position as President and Chief Operating Officer and Employee will adhere to the policies and procedures of the Employer, including, without limitation, its Code of Conduct, and will follow the supervision and direction of the Chairman of the Board of the Employer in the performance of such duties. Employee agrees to devote his full working time, attention and energies to the diligent and satisfactory performance of his duties hereunder. Employee will not, during the Employment Term or during any period during which Employee is receiving payments pursuant to Article 2 and/or Sections 5.04 or 5.05 or any other provision of this Agreement, engage in any activity, other than on behalf of Employer or any of its subsidiaries, which is intended or would reasonably be expected to have a material adverse affect on the Employer's reputation, goodwill or business relationships or which is intended or would reasonably be expected to result in material economic harm to the Employer.

                           ARTICLE TWO

                    COMPENSATION AND BENEFITS

For all services to be rendered by him in any capacity hereunder (including as an officer, director, committee member or otherwise of the Employer or any parent or subsidiary thereof or any division of any thereof) on behalf of the Employer, the Employer agrees to pay Employee so long as he is employed hereunder, and the Employee agrees to accept, the compensation set forth in Sections 2.01 and 2.02.

     2.01 Base Salary. During the term of Employee's employment hereunder, the Employer shall pay to Employee an annual base salary ("Base Salary") of Three Hundred Thousand and 00/100 Dollars ($300,000), payable in installments as are customary under the Employer's payroll practices from time to time. The Employer at its sole discretion may, but is not required to, review and adjust the Employee's Base Salary from year to year; provided, however, that, except as may be expressly consented otherwise in writing by Employee, (i) Employer may not decrease Employee's Base Salary, and
(ii) whenever Employer increases base salaries of all or substantially all of its senior executive employees, Employer shall increase Employee's Base Salary by a percentage amount no less than the percentage amount of the average increase in base salary of
Employer's other senior executive employees.    No additional
compensation shall be payable to Employee by reason of the number of hours worked or by reason of hours worked on Saturdays, Sundays, holidays or otherwise.

     2.02 Management Incentive Plan. During the term of the Employee's employment hereunder, the Employee shall be a participant in the Bonus Plan, a copy of which is attached hereto as Exhibit A, as modified from time to time with the written consent of Employee (the "Annual Incentive Plan"). The Employee's "target bonus percentage" for purposes of the Annual Incentive Plan shall be fifty percent (50%) of his Base Salary. Except as otherwise provided in this Agreement, (i) bonuses under the Annual Incentive Plan shall be paid strictly in accordance with the Annual Incentive Plan, and (ii) for any partial fiscal year the bonus shall be computed and paid only for the portion of the fiscal year Employee is employed hereunder.

     2.03 Stock Options. To induce Employee to accept the employment offered hereunder, on the date of commencement of employment hereunder the Employer shall grant Employee options under the Richardson Electronics, Ltd. Employee's 1996 Incentive Compensation Plan to purchase an aggregate of 50,000 shares of Employer's Common Stock, vesting 10,000 shares per year beginning on the anniversary date of the grant, at an exercise price equal to the fair market value (as defined in the Plan) of Employer's Common Stock on the grant date. The Employer at its sole discretion may, but is not required to, grant Employee additional options. Upon the occurrence of a "material change" as defined in Section 5.06, all options held by Employee shall be and become fully vested.

     2.04 Vacation. Employee shall be entitled to paid vacation each year during the term of this Agreement in accordance with the Employer's vacation policy for senior executive officers as in effect from time to time, which vacations shall be scheduled for such times as Employee and the Chairman of the Board of Employer shall mutually agree.

     2.05 Other Benefits. Employer will provide to Employee such benefits (other than bonus, severance and incentive compensation benefits) as are generally provided by the Employer to its other senior executive employees, including but not limited to, automobile allowance, health/major medical insurance, dental insurance, disability insurance, life insurance, sick days and other employee benefits (collectively "Other Benefits"), all in accordance with the terms and conditions of the applicable Other Benefits plans. Nothing in this Agreement shall require the Employer to maintain any benefit plan nor prohibit the Employer from modifying any such plan as it sees fit from time to time. It is only intended that Employee shall be entitled to participate in any such plan offered for which he may qualify under the terms of any such plan as it may from time to time exist, in accordance with the terms thereof.

     2.06 Withholding. All salary, bonus and other payments described in this Agreement shall be subject to withholding for federal, state or local taxes, amounts required to be withheld under applicable benefit policies or programs, and any other amounts that may be required to be withheld by law, judicial order or otherwise.

                          ARTICLE THREE

                     CONFIDENTIAL INFORMATION

     3.01 Definition of Confidential Information. For the purposes of this Agreement, the term "Confidential Information" shall mean, but shall not be limited to, any technical or non-technical data, formulae, compilations, programs, devices, methods, techniques, procedures, manuals, financial data, business plans, lists of actual or potential customers or suppliers, lists of employees, and any information regarding the Employer's products, marketing or database, or that of any subsidiary of Employer, (whether or not reduced to writing) which is not generally known to the public.
The Employer and Employee acknowledge and agree that such Confidential Information is extremely valuable to the Employer and may constitute trade secret information under applicable law. In the event that any part of the Confidential Information becomes generally known to the public through legitimate origins (e.g., other than by the breach of this Agreement by Employee or by other misappropriation of the Confidential Information), that part of the Confidential Information shall no longer be deemed Confidential Information for the purposes of this Agreement, but Employee shall continue to be bound by the terms of this Agreement as to all other Confidential Information.

     3.02 Ownership of Confidential Information. Employee agrees that the Confidential Information (including, without limitation, that which was or is developed, created or prepared by or for Employee) is and at all times shall remain the sole and exclusive property of the Employer. All records relating to the Employer's or any subsidiary's operations, investigations, and business, and any notes with respect to such records, made or received by Employee in connection with his services hereunder, and all copies of such records or notes made by, for, or with the consent of Employee, are and shall be the Employer's property exclusively, and shall surrender the same to the Employer at the Employer's request but, in any event, no later than at the termination of his employment with the Employer as provided in Section 3.04 below.

     3.03 Non-Disclosure of Confidential Information. Except in the course of the performance of Employee's duties with Employer (or as required by law), Employee will not during, or after termination of, Employee's employment by the Employer, in any form or manner, directly or indirectly, knowingly divulge, disseminate, disclose or communicate to any person, entity, firm, corporation or any other third party, or knowingly utilize for Employee's personal benefit or for the benefit of any competitor of the Employer, any Confidential Information, and shall use his reasonable endeavors to prevent the improper use, dissemination, publication, or disclosure of, any Confidential Information.

     3.04 Delivery Upon Termination. Upon termination of Employee's employment with the Employer for any reason, Employee shall promptly deliver to the Employer all correspondence, files, manuals, letters, notes, notebooks, reports, programs, plans, proposals, financial documents, and any other documents or data concerning the Employer's customers, suppliers, database, business plans, marketing or manufacturing strategies, or processes and/or which contains Confidential Information, together will all other property of the Employer or any affiliate in Employee's possession, custody or control.

                           ARTICLE FOUR

            NON-COMPETE AND NON-SOLICITATION COVENANTS

     4.01 Covenant Not To Compete. During the Employment Term and for a period of two years after termination of Employee's employment for any reason, Employee will not, on behalf of himself or on behalf of another person, corporation, partnership or entity, canvas, call upon, solicit, entice, persuade, or induce any individual or entity which was or is a customer or supplier of the Employer during the last twelve (12) months of Employee's employment and with whom Employee dealt on behalf of the Employer, for the following:

     (a) except on behalf of the Employer or any of its subsidiaries, to purchase (with respect to customers)
          Competing Products, or

     (b) except on behalf of the Employer or any of its subsidiaries, to request or advise any such customer or supplier to withdraw, curtail or cancel its business with the Employer, and

In addition, during the Employment Term and for a period of two years after termination of Employee's employment for any reason, Employee shall not approach, respond to, or otherwise deal with any such customer or supplier for such purpose or authorize or knowingly cooperate with the taking of any such actions by any other person, corporation, partnership or entity, other than on behalf of Employer or any of its subsidiaries, nor will Employee otherwise attempt to interfere (to the Employer's detriment) in the relationship between the Employer and any such customer or supplier, other than on behalf of Employer or any of its subsidiaries.

     "Competing Products" as used in this Article means products or services which are similar to, compete with, or can be used for the same purposes as products or services sold or offered for sale by Employer or which were in active development by Employer within the last twelve (12) months of Employee's employment.

     4.02 Covenant Not to Solicit Employees. During the Employment Term and for a period of two years after termination of Employee's employment for any reason, Employee will not, for any reason, employ, solicit or endeavor to entice away from the Employer (whether for his own benefit or on behalf of another person or entity) any employees of the Employer who have had access to Confidential Information to work for any competitor of the Employer, nor will Employee otherwise attempt to interfere (to the Employer's detriment) in the relationship between the Employer and any of its employees, other than on behalf of Employer or any of its subsidiaries.

     4.03 Independent Obligations. Each obligation of each section, subparagraph and provision of this Article shall be independent of any obligation under any other section, subparagraph or provision hereof, except that Employee's obligations are contingent upon the Employer's performance of its obligations under Articles Two and Five and Section 7.11 and shall be suspended at any time that Employer is in breach of Article Two or Article Five or Section 7.11.


                           ARTICLE FIVE

                           TERMINATION

     5.01 Termination of Employee for Cause. The Employer shall have the right to terminate Employee's employment at any time for "cause." Prior to such termination, the Employer shall provide Employee with written notification of any and all allegations constituting "cause" and the Employee shall be given five (5) working days after receipt of such written notification to respond to those allegations in writing. Upon receipt of the Employee's response, the Employer shall meet with the Employee (accompanied, if desired by Employee, by his legal counsel) to discuss the allegations. Employer may require that Employee not report to work during such period.

     For purposes hereof, "cause" shall mean (i) an act or acts of personal dishonesty taken by the Employee and intended to result in personal enrichment of the Employee, (ii) material violations by the Employee of the Employee's obligations or duties under, or any terms of, this Agreement, which are not remedied in a reasonable period (not to exceed ten (10) days) after receipt of written notice thereof from the Employer, or (iii) Employee being indicted or convicted (by trial, guilty or no contest plea or otherwise) of
(a) a felony, (b) any other crime involving moral turpitude, or (c) any violation of law which would impair the ability of the Employer or any affiliate to obtain any license deemed necessary or desirable for the conduct of its actual or proposed business.

     5.02 Termination of Employee Because of Employee's Disability, Injury or Illness. Either Employee or the Employer shall have the right to terminate Employee's employment if Employee is unable to perform the duties assigned to him by the Employer because of Employee's disability, injury or illness, provided however, such inability must have existed for a total of sixty (60) days in any consecutive four (4) month period before such termination can be made effective.

     5.03 Termination as a Result of Employee's Death.  The
Employee's employment shall automatically terminate upon Employee's death.

     5.04 Termination of Employee for any Other Reason.  The
Employer shall have the right to terminate Employee's employment at any time at will for any reason other than the reasons set forth in Sections 5.01, 5.02 or 5.03 upon notice to Employee.

     5.05 Termination by Employee for Good Reason. Employee shall have the right to terminate his employment at any time for "good reason". Prior to such termination, Employee shall provide Employer with written notification of any and all allegations constituting "good reason" and Employer shall be given five (5) working days after receipt of such written allegations to respond. Upon receipt of the Employer's response, Employee (accompanied, if desired by Employee, by his legal counsel) shall meet with the Employer (accompanied, if desired by Employer, by its legal counsel) to discuss the allegations. Employee shall not be required to report to work during such period.

     For purposes hereof, "good reason" means material violation by the Employer of the Employer's obligations or duties under, or any terms of, this Agreement, which are not remedied in a reasonable period (not to exceed ten (10) days) after receipt of written notice thereof from Employee.

     5.06 Termination by Employee after Material Change. Employee shall have the right to terminate his employment at any time within a period of 180 days after any "material change".

     For purposes hereof, "material change" means (i) any sale or other transfer of all or substantially all of the Employer's assets, (ii) any merger, consolidation, share exchange, tender offer, or other similar transaction involving the Employer, unless the surviving entity is under control by the same person(s) or entity(ies) as the Employer was prior to the transaction, (iii) any change in control of the Employer as a result of a tender offer, proxy contest or otherwise, or (iv) any plan is approved to liquidate or dissolve the Employer.

     5.07 Termination by Employee for any Other Reason. Employee shall have the right to terminate his employment at any time for any reason other than the reasons set forth in Sections 5.05 and 5 06.

     5.08 Payments, etc. after Termination. Upon the termination of Employee's employment, the Employer shall have the following obligations, in addition to any obligations imposed by law and any obligations under the terms and provisions of any plan or program in which Employee is a participant;

(a)  The Employer shall be obligated to pay Employee his Base
Salary, bonus under the Annual Incentive Plan, and Other Benefits earned or accrued through the date of termination.

(b) In addition to the amounts payable under Section 5.08(a), if Employee's employment is terminated as a result of Employee's disability, injury or illness pursuant to Section 5.02 or Employee's death pursuant to Section 5.03, the Employer shall be obligated to pay Employee his bonus under the Annual Incentive Plan for the full quarter in which his employment terminates.

(c) In addition to the amounts payable under Section 5.08(a), if Employee's employment is terminated by the Employer other than for "cause" pursuant to Section 5.01 or as a result of Employee's disability, injury or illness pursuant to Section 5.02 or if Employee's employment is terminated by Employee for "good reason" pursuant to Section 5.05 or following a "material change" pursuant to Section 5.06 or if Employee's employment is terminated pursuant to Section 7.02 (except as provided otherwise in Section 7.02), the Employer shall continue to pay to Employee (i) his then current Base Salary for a period of one year following the termination of his employment, plus (i) an amount, on the 90th, 180th, 270th and 360th day after the date of termination, equal to his bonus under the Annual Incentive Plan for the last full quarter preceding the date of termination. In addition, for a period of one year following the termination of his employment, Employee shall continue to receive the same Other Benefits (provided the Other Benefits plans so permit, or, if the Other Benefits plans do not so permit, a substantially equivalent benefit shall be provided to Employee) and options granted to Employee shall vest as if Employee had remained in the employ of Employer for such one year period and for purposes of exercising the options he shall be deemed to have terminated with the consent of Employer as of the end of such one year period, and any deferred compensation, incentive compensation, and any other compensation awarded to Employee shall become fully and absolutely vested as of the date of termination.

(d) Employer may suspend any or all payments and other obligations to Employee under this Article Five at any time that Employee is in material breach of Articles Three or Four or Section 7.11.

                           ARTICLE SIX

                             REMEDIES

     6.01 Injunction. Employee acknowledges that the restrictions contained in this Agreement will not prevent him from obtaining such other gainful employment he may desire to obtain or cause him any undue hardship and are reasonable and necessary in order to protect the legitimate interests of the Employer and that violation thereof would result in irreparable injury to the Employer. Employee therefor acknowledges and agrees that in the event of a breach or threatened breach by Employee of the provisions of Articles Three or Four or Section 7.11, the Employer shall be entitled to an injunction restraining Employee from such breach or threatened breach. Nothing herein shall be construed as prohibiting or limiting the Employer from pursuing any other remedies available to the Employer for such breach or threatened breach, the rights hereinabove mentioned being in addition to and not in substitution of such other rights and remedies, all of which may be exercised concurrently. The period of restriction specified in Article Four shall abate during the time of any violation thereof, and the portion of such period remaining at the commencement of the violation shall not begin to run until the violation is cured.

     6.02 Survival. The provisions of this Article Six and of Articles Three and Four and Section 7.11 shall survive the termination or expiration of this Agreement.

                          ARTICLE SEVEN

                          MISCELLANEOUS

     7.01 Assignment. Employee and Employer acknowledge and agree that the covenants, terms and provisions contained in this Agreement constitute a personal employment contract and the rights and obligations of the parties thereunder cannot be transferred, sold, assigned, pledged or hypothecated, excepting that the rights and obligations of the Employer under this Agreement may be assigned or transferred pursuant to a sale of the business, merger, consolidation, share exchange, sale of substantially all of the Employer's assets, or other reorganization described in Section 368 of the Code, or through liquidation, dissolution or otherwise, whether or not the Employer is the continuing entity, provided that the assignee, or transferee is the successor to all or substantially all of the assets of the Employer and such assignee or transferee assumes the rights and duties of the Employer, if any, as contained in this Agreement, either contractually or as a matter of law.

     7.02 Litigation with Prior Employer. In the event that Employee shall be permanently enjoined by a court of competent jurisdiction from being employed by Employer based on his prior employment relationship, or in the event that Employer shall be enjoined from employing Employee, Employee's employment shall terminate on the effective date of such injunction and the Employer shall have the obligations described in Section 5.08(a) and 5.08(c) if such injunction is granted because of Employee's breach of his confidentiality or non-compete obligations to his former employer or its parent or their respective successors or assigns by reason of any action or inaction of (i) Employee taken with the direction of the Chairman of Employer given with knowledge that it may be a breach of such obligations, or (ii) the Company that is not taken at the direction of Employee, in all other events Employer's obligation shall be to pay to Employee his then current Base Salary and Other Benefits accrued up to and including the date on which Employee's employment is so terminated as described in Section 5.08(a). Whether or not any such injunction is issued, Employer shall also defend Employee against any and all claims, and indemnify and hold harmless Employee with respect to any and all attorneys' fees and other defense costs, judgments and expenses that Employee may incur in connection with litigation with Employee's previous employer (or its successor) arising out of or relating to Employee's employment with the Employer and any actions and things that Employee may take or do at the request or with the approval of Employer.

     7.03 Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and may not be modified except in writing by the parties hereto. Furthermore, the parties hereto specifically agree that all prior agreements, whether written or oral, relating to Employee's employment by the Employer shall be of no further force or effect from and after the date hereof.

     7.04 Severability. If any phrase clause or provision of this Agreement is declared invalid or unenforceable by a court of competent jurisdiction, such phrase, clause or provision shall be deemed severed from this Agreement, but will not affect any other provisions of this Agreement, which shall otherwise remain in full force and effect. If any restriction or limitation in this Agreement is deemed to be unreasonable, onerous and unduly restrictive by a court of competent jurisdiction, it shall not be stricken, in its entirety and held totally void and unenforceable, but shall be deemed rewritten and shall remain effective to the maximum extent permissible within reasonable bounds.

     7.05 Notices. Any notice, request or other communication required to be given pursuant to the provisions hereof shall be in writing and shall be deemed to have been given when delivered in person or five (5) days after being deposited in the United States mail, certified or registered, postage prepaid, return receipt requested and addressed to the party at its or his last known addresses. The address of any party may be changed by notice in writing to the other parties duly served in accordance herewith.

     7.06 Waiver. The waiver by the Employer or Employee of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition hereof.

     7.07 Attorneys Fees and For Future. In the event that Employee has been found to have violated in any material respect any of the terms of Articles Three or Four or Section 7.11 of this Agreement either after a preliminary injunction hearing or a trial on the merits, Employee shall pay to the Employer the Employer's costs and expenses, including attorneys fees, in enforcing the terms of Articles Three or Four of this Agreement. In addition, in the event of a material breach by Employee of Articles Three or Four or Section 7.11, Employee shall lose all rights to receive any future payments under the Annual Incentive Plan set forth in
Section 2.02 above and any payments pursuant to Article Five, except as may be required by law not to be waivable or forfeitable.

     7.09 Continuing Obligation. The obligations, duties and liabilities of Employee pursuant to Articles Three and Four and
Section 7.11 of this Agreement are continuing, absolute and unconditional and shall remain in full force and effect as provided herein.

     7.10 No Conflicting Obligations or Use. Employee represents and warrants to Employer that his execution of this Agreement and the performance of the terms and conditions contained herein does not constitute a breach of any agreement to which he is a party that has not been disclosed to the Employer (it being understood that Employee makes no representation or warranty with respect to the severance agreement dated May 30, 1996 between Employee and Premier Farnell Corp.). In addition, Employee agrees not to knowingly use in connection with his employment hereunder, or to knowingly disclose to Employer, or knowingly induce the Employer to use, any confidential or proprietary information or material belonging to any previous employer or other person or entity. The foregoing restriction shall not apply with respect to information and material which is generally publicly available without restraint and thus is not confidential or proprietary or any information which is used or disclosed at the request or with the approval of the Employer.

     7.11 The Employer's Good Name. Employee will at no time engage in conduct or make any statements which falsely and materially demean, defame, libel, slander, destroy or diminish in any way the reputation or goodwill of the Employer, its parents or subsidiaries, or their respective shareholders, directors, officers, employees, or agents or the products sold by the Employer or any of its parents or subsidiaries. The Employer, its parents or subsidiaries, and their respective shareholders, directors, officers, employees, and agents will at no time engage in conduct or make any statements which falsely and materially demean, defame, libel, slander, destroy or diminish in any way the reputation of Employee. These obligations shall survive the termination of this Agreement.

     7.12 Good Faith. Employee and the Employer (and the Employee's officers and directors) shall at all times act fairly, reasonably and in good faith in relation to this Agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

EMPLOYEE                      EMPLOYER
/s/ Bruce W. Johnson              /s/ Edward J. Richardson
__________________________    By: _______________________________________
                                      Chairman
                              Title: ____________________________________

                            EXHIBIT A

                            Bonus Plan

     For purposes hereof the following terms shall have the following meaning:

     "Company" shall mean Richardson Electronics, Ltd.

     "Executive" shall mean the particular employee of the Company participating in this Plan.

     "Actual Earnings Per Share" for any fiscal year quarter shall be that earnings per share as reported by the Company in its quarterly report to its shareholders for such quarter with final adjustment on its year end audited financial statement for such year.

     "Base Earning Per Share" for any fiscal year shall be that earnings per share of the Company for its prior fiscal year as reported to its shareholders on its year end audited financial statement for such year and with respect to any fiscal quarter in such year shall be equal to one fourth of the total for the year.

     "Goal Earnings Per Share" for any fiscal year shall be that earnings per share established by the Company as such in its budget for such year and with respect to any fiscal quarter in such year shall be equal to one fourth of the total for the year. Should the Company fail to establish a Goal Earnings Per Share for a fiscal year in its budget then Goal Earnings Per Share for such year shall be equal to Actual Earnings Per Share for the prior fiscal year increased by 25%. The Goal Earnings Per Share for Executive shall never exceed the Goal Earnings Per Share for any other senior executive employee for the purpose of any bonus plan.

     "Target Bonus Percentage" shall mean the percentage of Executive's Base Salary which he will receive as a bonus as established in his employment agreement.

     Executive shall receive a bonus equal to the Target Bonus Percentage of his Base Salary (as defined in his employment agreement) paid to him for the period for which the bonus is calculated if the Actual Earnings Per Share is equal to Goal Earnings Per Share and zero if Actual Earnings Per Share is equal to or less than Base Earnings Per Share. If Actual Earnings Per Share is greater than Base Earnings Per Share but more or less than Goal Earnings Per Share, the bonus shall be a pro rata amount with no maximum, computed on a scale with Base Earnings Per Share equal to zero and Goal Earnings Per Share equal to 100% of Target Bonus Percentage. For example, assume Salary for a fiscal year at $300,000, Target Bonus Percentage for such period at 50%, Base Earnings Per Share for such period at $0.68 and Goal Earnings Per Share at $0.84.
The Bonus would be calculated as follows:

Bonus Potential for performance equal to Goal Earnings Per Share
     $300,000  (Salary For Period)
     x      .50     (Target Bonus Percentage)
     $150,000  (Bonus Potential for Goal Performance)

Bonus Potential for each $.01 of Earnings Per Share in excess of
Base Earnings Per Share
      $0.84         (Goal Earnings Per Share)
     - 0.68         (Base Earnings Per Share)
     $   16         (Cents Difference between Base and Goal)

     $150,000.00    (Bonus Potential for Goal Performance see
calculation above)
     divided by     16 (Cents Difference between Base and Goal see
calculation above)
     $   9,375.00   (Bonus Amount for each $.01 of Earnings Per
Share in excess of Base)

(a)  Then assume Actual Earnings Per Share for period of $0.90

     $0.90          (Actual Earnings Per Share)
     $0.68          (Base Earnings Per Share)
         22         (Cents Earnings Per Share in excess of Base)
     x $9,375.00    (Bonus Amount for each $.01 of Earnings Per
Share in excess of Base)
     $206,250.00    (Bonus Amount for $0.90 Earnings Per Share
performance)

(b)  Then assume Actual Earnings Per Share for period of $0.80

     $0.80          (Actual Earnings Per Share)
     $0.68          (Base Earnings Per Share)
         12         (Cents Earnings Per Share in excess of Base)
     x $9,375.00    (Bonus Amount for each $.01 of Earnings Per
Share in excess of Base)
     $112,500.00    (Bonus Amount for $0.80 Earnings Per Share
performance)

Bonus will be calculated and paid on a quarterly basis.  Base
Earnings Per Share and Goal Earnings Per Share for the Company's fiscal year ending May 31, 1997 are $0.68 and $0.84, respectively.